UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   ) *

BREK ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

106786 10 6
(CUSIP Number)

Richard N. Jeffs Flat 7, 6 Ennismore Gardens, London, SW7 1NL, United Kingdom 011-44-77-6420-0334
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.  106786 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Richard N. Jeffs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) PF (personal funds of reporting person)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,971,358
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 13,971,358
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,971,358 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 17.46%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share, of Brek Energy Corporation, a Nevada corporation (“Brek”). The principal executive office of Brek is located at 3388 Via Lido, Fourth Floor, Newport Beach, California, 92663.

Item 2. Identity and Background

(a)	Richard N. Jeffs
(b)	Flat 7, 6 Ennismore Gardens, London, SW7 1NL, United Kingdom
(c)	President and CEO of Brek Energy Corporation
(d)	During the last five years, Mr. Jeffs has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Jeffs was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jeffs is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Richard N. Jeffs has a direct beneficial interest in 12,703,969 shares of Common Stock, and an indirect beneficial interest in 1,241,389 shares, which are registered in the name of Wet Coast Management Corp., and an indirect beneficial interest in 26,000 shares, which are registered in the name of 435013 B.C. Ltd.

On October 31, 2006, 350,000 share purchase warrants registered in the name of Rick Jeffs were exercised at an amended exercise price of $0.10 for an aggregate consideration of US$35,000. The corresponding 350,000 shares of common stock were issued to Griffin Asset Management, LLC. The consideration for the exercise of the warrants was paid by Griffin Asset Management, LLC. Mr. Jeffs has no beneficial interest in Griffin Asset Management, LLC or in the 350,000 shares.

Mr. Jeffs acquired the beneficial ownership of 80,000 shares of Common Stock of Brek on October 31, 2006 for aggregate consideration of US$7,999.20 pursuant to the exercise of 80,000 share purchase warrants exercisable at an amended exercise price of $0.09999 per warrant.

Mr. Jeffs acquired the beneficial ownership of 432,500 shares of Common Stock of Brek on October 31, 2006 for aggregate consideration of US$50,453.29 pursuant to the exercise of 432,500 share purchase warrants exercisable at an amended exercise price of $0.116655 per warrant.

Mr. Jeffs acquired the beneficial ownership of 233,334 shares of Common Stock of Brek on October 31, 2006 for aggregate consideration of US$38,885.12 pursuant to the exercise of 233,334 share purchase warrants exercisable at an amended exercise price of $0.16665 per warrant.

On October 31, 2006, 100,000 share purchase warrants registered in the name of Rick Jeffs were exercised at an amended exercise price of $0.16665 for an aggregate consideration of US$16,665. The corresponding 100,000 shares of common stock were issued to Allen Wilson. The consideration for the exercise of the warrants was paid by Allen Wilson. Mr. Jeffs has no beneficial interest in the 100,000 shares.

Mr. Jeffs acquired the beneficial ownership of 2,260,689 shares of Common Stock of Brek on October 31, 2006 for aggregate consideration of US$188,371.89 pursuant to the exercise of 2,260,689 share purchase warrants exercisable at an amended exercise price of $0.083325 per warrant. The consideration was paid for with (1) $106,121.00 in cash and (2) the settlement of debt in the amount of $82,250.89 owed to Rick Jeffs and as agreed to by the parties.

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On October 31, 2006, 505,978 share purchase warrants registered in the name of Rick Jeffs were exercised at an amended exercise price of $0.083325 for an aggregate consideration of US$42,160.64, which was paid for with the settlement of debt owed to Susan Jeffs and as agreed to by the parties. The corresponding 505,978 shares of common stock were issued to Susan Jeffs. The consideration for the exercise of the warrants was paid by Susan Jeffs. Mr. Jeffs has no beneficial interest in the 505,978 shares.

All shares issued for the exercise of warrants were issued on November 7, 2006.

Item 4. Purpose of Transaction

Richard N. Jeffs acquired the shares as a personal investment. Due to his position as President and CEO of Brek, Mr. Jeffs has a controlling interest in Brek. Depending on market conditions and other factors, Mr. Jeffs may acquire additional securities of Brek as Mr. Jeffs deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Brek or otherwise. Mr. Jeffs also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Jeffs does not have any plans or proposals that relate to or would result in:

(1)
the acquisition by any person of additional securities of Brek, or the disposition of securities of Brek, with the exception of the Agreement and Plan of Merger dated September 20, 2006 among Gasco Energy, Inc., Gasco Acquisition, Inc., and Brek, and the other transactions included with and contemplated by the Agreement and Plan of Merger (collectively, the “Merger”), which was filed as an Exhibit to Brek’s Form 8-K (Current Report) filed on September 21, 2006;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Brek or any of its subsidiaries, with the exception of the Merger;

(3)
a sale or transfer of a material amount of assets of Brek or any of its subsidiaries, with the exception of the sale of Brek’s interest in Vallenar Energy Corp. and the acquisition of Vallenar Holdings, Inc., which were both in connection to the Merger;

(4)	any change in the present board of directors or management of Brek including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization of dividend policy of Brek;

(6)	any other material change in Brek’s business or corporate structure, with the exception of the Merger;

(7)	changes in Brek’s Articles of Incorporation or other actions that may impede an acquisition of control of Brek by any person;

(8)
a class of securities of Brek to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Brek becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Richard N. Jeffs is the beneficial owner of 13,971,358 shares of Common Stock of Brek. The shares represent an aggregate 17.46% of the issued and outstanding shares of Common Stock of Brek.

(b)	Richard N. Jeffs holds the sole power to vote and to dispose of the 13,971,358 shares of Common Stock of Brek.

(c)	Richard N. Jeffs has not effected any transaction in the common stock of Brek during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Richard N. Jeffs and any other person with respect to any securities of Brek, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

Exhibit	Description	Status
2.1

Agreement and Plan of Merger dated September 20, 2006 among Gasco Energy, Inc., Gasco Acquisition, Inc., and Brek, filed as an Exhibit to Brek’s Form 8-K (Current Report) filed on September 21, 2006, and incorporated herein by reference.
Filed
4.1
Voting Agreement dated September 20, 2006 among Gasco Energy, Inc. and the directors of Brek, filed as an Exhibit to Brek’s Form 8-K (Current Report) filed on September 21, 2006, and incorporated herein by reference.
Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:/s/ Richard N. Jeffs
Dated: November 15, 2006                               Richard N. Jeffs

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